Exhibit 99.9

U.S. SILVER CORPORATION INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
In thousands of U.S. Dollars
(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.  The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.  The Company's independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

June 16, 2011

U.S. Silver Corporation Consolidated Balance Sheet (unaudited)

(In thousands of U.S. dollars)

	March 31, 2011	December 31, 2010	January 1, 2010
	$		$

Assets
Current assets
Cash	10,793	5,435	2,510
Restricted Cash	3,087	3,016	-
Receivables and related embedded derivatives	7,621	12,678	5,730
Investments	-	-	1,019
Derivatives	-	-	118
Inventory (Note 6)	8,417	5,786	5,988
Prepaid expenses	307	205	200
	30,225	27,120	15,565
Non-current assets
Restricted Cash	115	115	115
Property, plant and equipment (Note 7)	47,704	46,687	42,356
Deferred income tax assets	2,016	3,893	5,144
Total assets	80,060	77,815	63,180

Liabilities
Current liabilities
Revolving advances facility	-	-	688
Accounts payable	3,601	3,435	2,912
Derivatives	-	3,639	1,179
Income taxes payable	43	228	62
	3,644	7,302	4,841
Non-current liabilities Other long-term liabilities	289	276	248
Employee Benefits	4,579	4,481	4,931
Asset retirement obligation	3,016	2,843	2,251
Deferred income tax liability	345	480	-
Total liabilities	11,873	15,382	12,271

Equity
Share capital (Note 8)	72,232	70,598	63,730
Contributed surplus	7,222	7,488	6,307
Accumulated other comprehensive income	455	267	-
Deficit	(11,722)	(15,920)	(19,128)
	68,187	62,433	50,909
Total liabilities and equity	80,060	77,815	63,180

The accompanying notes are an integral part of these consolidated interim financial statements.

U.S. Silver Corporation
Consolidated Statement of Comprehensive Income
(Unaudited)

(In thousands of U.S. dollars)

	March 31,	March 31,
	2011	2010
	$	$
	(3 months)	(3 months)

Revenues	19,085	15,019

Cost of sales	(10,861)	(13,092)
	8,224	1,927

General and administrative	(705)	(454)
Exploration costs	(631)	(277)
Selling and marketing	(76)	(19)
Loss on hedge derivatives	(610)	(181)
Foreign exchange gain	(24)	(59)
Operating profit	6,178	937

Finance costs	(102)	(42)
Net finance costs	(102)	(42)

INCOME BEFORE INCOME TAXES	6,076	895
Provision for deferred income taxes	(1,878)	(298)

NET INCOME	4,198	597

Other comprehensive income (loss)
Unrealized gain (loss) on available-for sale securities,
net of taxes of $nil (2010 $nil)	-	(64)
Foreign currency translation differences on foreign
operations , net of taxes $nil (2010 $nil)	188	99

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	4,386	632

Earnings per share:
Basic (2011 - 259,628,626, 2010 - 250,625,994)	$0.02	$0.00
Diluted (2011 - 295,550,586, 2010 - 275,301,362)	$0.01	$0.00

The accompanying notes are an integral part of these consolidated interim financial statements.

U.S. Silver Corporation Consolidated Statement of Changes in Equity (unaudited)

(In thousands of U.S. dollars)
	Share Capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total Equity
	$	$	$	$	$

Balance - January 1, 2011	70,598	7,488	267	(15,920)	62,433

Net income for the period	-	-	-	4,198	4,198
Other comprehensive income (net of tax):	-	-	188	-	188
Comprehensive income for the period	-	-	188	4,198	4,386

Employee share options:
Value of services recognized	-	61	-	-	61
Proceeds on issuing shares	1,634	(327)	-	-	1,307
Balance - March 31, 2011	72,232	7,222	455	(11,722)	68,187

Balance - January 1, 2010	63,730	6,307	-	(19,128)	50,909

Net income for the period	-	-	-	597	597
Other comprehensive income (net of tax):	-	-	34	-	34
Comprehensive income for the period	-	-	34	597	631

Employee share options:
Value of services recognized	-	28	-	-	28
Balance - March 31, 2010	63,730	6,335	34	(18,531)	51,568

The accompanying notes are an integral part of these consolidated interim financial statements.

U.S. Silver Corporation Consolidated Statement of Cash Flows (unaudited)

(In thousands of U.S. dollars)
	March 31,	March 31,
	2011	2010
	$	$
	(3 months)	(3 months)

Cash flow provided by (used in)

Operating activities
Net income e for the period	4,198	597
Adjustments for:
Depreciation, depletion and amortization (Note 7)	1,964	1,683
Rehabilitation provision - accretion	173	19
Unrealized Foreign exchange gain	188	59
Deferred income tax	1,878	48
Loss on non-cash hedge derivatives	-	181
Non-cash financing	-	19
Other long-term liabilities	-	16
Employee Benefits	98	(71)
Share-based compensation	61	28
Change in derivative-related liabilities	(3,639)	(1,083)

Changes in items of working capital:
Receivables and related embedded derivatives	5,057	178
Inventory	(2,631)	1,018
Prepaid expenses	(102)	(4)
Accounts payable and accrued liabilities	166	576
Income tax payable	(185)	249
Net cash generated from (used in) operating activities	7,226	3,513
Investing activities
Purchas e of property, plant and equipment (Note 7)	(631)	(498)
Investment in mining properties (Note 7)	(2,350)	(1,655)
Net cash generated from (used in) investing activities	(2,981)	(2,153)
Financing activities
Revolving advances facility, advances	-	5,331
Revolving advances facility, repayments	-	-
Proceeds from exercise of options and warrants	1,307	(5,672)
Net cash generated from (used in) financing activities	1,307	(341)
Effect of exchange rate changes on cash and cash equivalents	(194)	(59)
Increase in cash and cash equivalents	5,358	960
Cash – Beginning of period	5,435	2,510
Cash – End of period	10,793	3,470
Cash paid for income tax	(220)	(35)
Cash paid for interest	-	1,242

The accompanying notes are an integral part of these consolidated interim financial statements.

U.S. Silver Corporation
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited) (In thousands of US Dollars)

1.  GENERAL INFORMATION

U.S. Silver Corporation and its subsidiaries (together the company or U.S. Silver) is involved in the exploration, development and extraction of high-grade silver-copper-lead metals in Idaho, United States. U.S. Silver is domiciled in Canada and incorporated under the laws of the province of Ontario. The address of its registered office is 401 Bay Street, Suite 2702, Toronto, Ontario, M5H 2Y4, Canada.

2.  BASIS OF PRESENTATION
           (In thousands of U.S. Dollars)

a.   Statement of Compliance

The company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the company has commenced reporting on this basis in these interim consolidated financial statements. In the financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 and IFRS 1. Subject to certain transition elections disclosed in note 5, the company has consistently applied the same accounting policies in its opening IFRS consolidated Balance sheet at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 5 discloses the impact of the transition to IFRS on the company's reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the company’s consolidated financial statements for the year ended December 31, 2010.  Comparative figures for 2010 in these financial statements have been restated to give effect to these changes.

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of June 10, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

The interim consolidated financial statements should be read in conjunction with the company’s Canadian GAAP annual financial statements for the year ended December 31, 2010. Note 5 discloses IFRS information for the year ended December 31, 2010 not provided in the 2010 annual financial statements.

b.   Basis of measurement

The interim consolidated financial statements have been prepared under the historical cost basis convention except for the revaluation of certain financial assets and financial liabilities to fair value.

c.   Functional and presentation currency

The functional currency of U.S. Silver, the Canadian domiciled parent company, is the Canadian dollar.  The functional currency of the company’s two U.S. subsidiaries is the United States Dollar (USD).

U.S. Silver Corporation
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited) (In thousands of US Dollars)

These interim consolidated financial statements are presented in USD.  All financial information presented in USD has been rounded to the nearest thousand unless otherwise stated.

d.   Use of estimates and judgements

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  It also requires management to exercise its judgement in the process of applying the company’s accounting policies. The following areas involve a higher degree of judgement or are areas where assumptions and estimates are significant to the consolidated financial statements. Actual results may differ significantly from these estimates included in the consolidated financial statements.

i.        Valuation of mining properties and other long lived assets

Mining properties and other long-lived assets are reviewed and evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.Common indicators of impairment in the mining industry include:
•      A significant deterioration in expected future commodity prices;
•      A significant adverse movement in foreign exchange rates;
•      A significant increase in production costs;
•      A large cost overrun during the development and construction of a new mine;
•      A significant increase in the expected cost of dismantling assets and restoring the site;
•      A significant reduction in the mineral content of ore reserves/resources;
•      Serious mine accidents;
•      A significant increase in market interest rates; and
•      Adverse changes in government regulations and environmental law, including a significant increase in the taxes payable by the mine.

As at March 31, 2011 the company determined that there were no indicators of impairment in carrying values of mining properties or any other long lived assets or cash generating unit (CGU).

ii.         Useful economic life of property, plant and equipment

The cost less the residual value of each item of property, plant and equipment is amortized over its useful economic life.    Amortization is charged to cost of production over the shorter of the estimated lives of the individual assets or the life of mine using the units-of-production method. Amortization commences when assets are available for use. Land is not amortized.

The assets useful lives and methods of amortization are reviewed and adjusted if appropriate at each fiscal year end.

iii.        Decommissioning and site rehabilitation provision

The company records any decommissioning and site rehabilitation obligation as a long-term liability in the period in which the related environmental disturbance occurs, based on the net present value of the estimated future costs.  This obligation is adjusted at the end of each fiscal period to reflect the passage of time and changes in the estimated future costs underlying the obligation.  In determining this obligation, management must make a number of assumptions about the amount and timing of future cash flows and discount rate to be used.

iv.        Calculation of share-based compensation expense

The amount expensed for stock-based compensation is based on the application of a recognized option valuation formula, which is highly dependent on the expected volatility of the company’s registered shares and the expected life of the options.  The company uses an expected volatility rate for its shares based on past stock trading data, adjusted for future expectations, and actual volatility may be significantly different. While the estimate of stock-based compensation can have a material impact on the operating results reported by the company, it is a non-cash charge and as such has no impact on the company’s cash position.

U.S. Silver Corporation
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited) (In thousands of US Dollars)

v.        Valuation of derivatives and embedded derivatives

In the valuation of the company’s outstanding derivatives and embedded derivatives, management makes estimates regarding future commodity prices and counterparty risk at each balance sheet date.Since the company recognizes the fair value of these financial instruments on the balance sheet and records changes in fair value in the current period earnings, these estimates will have a direct impact on the company’s net earnings for the period.

vi.         Determination of reserves and resources

The company uses the services of experts to estimate the indicated and inferred resources of its mineral properties in Idaho.    These experts express an opinion based on certain technological and legal information as prepared by management as being current, complete and accurate as of the date of their calculations and in compliance with National Instrument 43-101. These estimated resources are used in the evaluation of the carrying values, amortization rates and the timing of cash flows.

vii.          Income taxes

Income taxes are calculated using the liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized.

3.  ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

IFRS 9 Financial instruments, issued in 2009, will replace IAS 39 Financial instruments: Recognition and measurement.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39.  The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2013.  The company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

International Financial Reporting Standard 7, Financial Instruments disclosures (“IFRS 7”)

IFRS 7 Financial instruments disclosure, issued in 2010, and addresses the additional disclosures in respect of risk exposures arising from transferred financial assets. This standard is required for accounting periods beginning on or after July 1, 2011, with early adoption permitted. The company has not yet assessed the impact of the standard nor determined whether it will adopt the standard early.
International Financial Reporting Standard 3, Business Combinations (“IFRS 3”)

IFRS 3 Business combinations addresses transition requirements for contingent consideration from a business combination that occurred before the effective date of the revised IFRS Measurement of non-controlling interests, Un-replaced and voluntarily replaced share-based payment awards. The company has not yet assessed the impact of the standard nor determined whether it will adopt the standard early.

International Financial Reporting Standard 10, Consolidated Financial Statements (“IFRS 10”)

U.S. Silver Corporation
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited) (In thousands of US Dollars)

IFRS 10 Consolidated Financial Statements issued May 12, 2011, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  It replaces the consolidated requirements in SIC-12, Consolidation – Special Purpose Entities and IAS 27, Consolidated and Separate Financial Statements and is effective for the annual periods beginning on or after January 1, 2013 with earlier adoption permitted. The company has not yet assessed the impact of the standard nor determined whether it will adopt the standard early.

International Financial Reporting Standard 12, Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 Disclosure of Interests in Other Entities issued May 12, 2011 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities and is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted.   The company has not yet assessed the impact of the standard nor determined whether it will adopt the standard early.

4.  SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated interim financial statements and in preparing the opening IFRS consolidated Balance sheet at January 1, 2010 for the purposes of the transition to IFRS, unless otherwise indicated.

a.   Consolidation

i.         Subsidiaries

Subsidiaries are entities controlled by the company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.  The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the company.

ii.         Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra- group transactions, are eliminated in preparing the consolidated financial statements.

b.   Segment reporting

The company has only a single operating segment, and therefore one reportable segment.

The single operating segment is the company’s foreign operation in Idaho.  The Idaho operation is principally engaged in the acquisition, exploration, evaluation, and development of mining properties.  Its Galena property has achieved commercial production and is earning revenue through the sale of silver-copper concentrate and silver-lead concentrate to two customers that accounted for 100% of revenues.  For more information see Note
11.

The company’s non-current assets are located in Idaho.   Non-current assets located at the corporate office in Canada are minor in relation to the total.

c.   Foreign currency transactions and translation

i.          Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated statement of comprehensive income.

U.S. Silver Corporation
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited) (In thousands of US Dollars)

Foreign exchange gains and losses that relate to cash and cash equivalents are presented in the consolidated statement of comprehensive income within ‘finance income or cost’. All other foreign exchange gains and losses are presented in the consolidated statement of comprehensive income within ‘foreign exchange gains (losses)’.

ii.         Translation

On consolidation, the results and financial position of all the company entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•
Income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions);

•	Equity balances have been translated at the historical rates; and

•	All resulting exchange differences have been recognized in other comprehensive income and accumulated as a separate component of equity.

d.   Financial instruments

i.        Non-derivative financial assets

The company initially recognizes loans and receivables and deposits on the date that they are originated.  All other financial assets (including assets designated at fair value through profit or loss) are recognised initially on the trade date at which the company becomes a party to the contractual provisions of the instrument.

The company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.   Any interest in transferred financial assets that is created or retained by the company is recognised as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the consolidated balance sheet when, and only when, the company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The company designates non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for- sale financial assets.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market.  Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses.

Loans and receivables comprise trade and other receivables, cash and cash equivalents.

U.S. Silver Corporation
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited) (In thousands of US Dollars)

Available-for-sale investments

Available-for-sale financial assets are non-derivatives that are either designated as available for sale or not classified in any of the other categories. They are included in non-current investments unless the company intends to dispose of the investment within twelve months of the balance sheet date.

Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains and losses arising from changes in fair value are recognized in other comprehensive income.

When financial assets classified as available-for-sale is found to have a significant decline in fair value it is evaluated against the original cost of investment at initial recognition.  When financial assets classified as available-for-sale is found to have a prolonged decline in fair value it is evaluated against the period in which the fair value has been below that original cost.

When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments previously recognized in equity are recycled in the statement of income.

ii.         Non-derivative financial liabilities

Financial liabilities (including liabilities designated at fair value through profit or loss) are recognised initially on the trade date at which the company becomes a party to the contractual provisions of the instrument.

The company derecognises a financial liability when its contractual obligations are discharged or cancelled or expire.

The company has the following non-derivative financial liabilities: trade and other payables.

Such financial liabilities are recognised initially at fair value plus any directly attributable transaction costs.   Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.

iii.        Derivative financial instruments

The company enters into derivative financial instrument contracts to manage certain market risks which result from the underlying nature of its business. The company does not use hedge accounting.

a)
Provisionally priced sales contracts entered into in accordance with the company’s expected sales requirements are considered  to  host  embedded  derivatives.  These embedded derivatives are initially recognized and subsequently re-measured at fair value at each reporting date using the forward price of the commodities for the time stipulated in the contracts. Gain and losses are recognized in revenue as described in the revenue recognition accounting policy.

b)
All other derivatives are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured subject to IAS 39 at their fair value at each balance sheet date. Gains and losses on re-measurement are included in gain (loss) on hedge derivatives.

iv.        Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognised as a deduction from equity, net of any tax effects.

U.S. Silver Corporation
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited) (In thousands of US Dollars)

e.     Inventory

Silver-copper and silver-lead in concentrate and ore stockpiles are valued at the lower of cost or net realizable value.  Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs of selling final product.

Cost is determined by the weighted average method and comprises direct purchase costs and an appropriate portion of fixed and variable overhead costs, including depreciation and amortization, incurred in converting materials into finished goods. The cost of production is allocated to joint products using a ratio of spot prices by volume at each month end. Separately identifiable costs of conversion of each metal are specifically allocated.

Materials and supplies are valued at the lower of cost or net realizable value. Any provision for obsolescence is determined by reference to specific items of stock. A regular review is undertaken to determine the extent of any provision for obsolescence by comparing those item to their replacement costs.

When inventories have been written down to net realizable value, we make a new assessment of net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the remaining amount of the write-down is reversed.

f.      Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation and any impairment charges.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate assets (major components) of property, plant and equipment.

The cost of replacing a part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognised. The costs of the day-to- day servicing of property, plant and equipment are recognised in profit or loss as incurred.

Depreciation is recorded over the estimated useful life of the asset as follows:

•    Mining properties – on a units of production basis;
•    Buildings – 7-30 years on a straight line basis; and
•    Mining and processing equipment – 3-7 years on a straight line basis.

In applying the units-of-production method, depreciation is normally calculated using the quantity of mineral reserves extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on proven and probable mineral resources.

Estimates of residual values and useful lives are reassessed at least at each financial year-end, and any change in estimate is taken into account in the determination of future depreciation charges.

g.   Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statement of comprehensive income on a straight-line basis over the period of the lease.

Leases, the terms of which the company assumes substantially all the risks and rewards of ownership, are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.  Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

U.S. Silver Corporation
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited) (In thousands of US Dollars)

h.  Exploration and evaluation expenditure

Exploration and evaluation costs related to an area of interest, including the costs of acquiring licenses, are expensed as incurred on a project-by-project basis pending determination of the technical feasibility and commercial viability of the project and a decision by the Board of Directors to develop a mine.

The technical feasibility and commercial viability of extracting a mineral resource is resolved when indicated resources are determined to exist.  Upon determination of indicated resources, further development costs are capitalized.

The capitalized costs are presented as either tangible or intangible development assets according to the nature of the assets acquired. When a licence is relinquished or a project is abandoned, the related costs are recognized in profit or loss immediately.

i.      Development expenditure

Development expenditure incurred by or on behalf of the company is accumulated separately for each area of interest in which economically recoverable resources have been identified. Such expenditure comprises cost directly attributable to the construction of a mine and the related infrastructure.

General and administrative costs are allocated to a development asset only to the extent that those costs can be related directly to development activities in the relevant area of interest.

A development property is classified as a  “mining property’’ at the end of the commissioning phase, when the mine is capable of operating in the manner intended by management.

j.      Mining properties

When further development expenditure is incurred in respect of a mining property after the commencement of production, such expenditure is carried forward as part of the mining property when it is probable that additional future economic benefits associated with the expenditure will flow to the consolidated entity. Otherwise such expenditure is classified as a cost of production.

Depreciation is charged using the units of production method, with separate calculations being made for each area of interest.  The units-of-production basis results in a depreciation charge proportional to the depletion of indicated and inferred resources.

Mine properties are tested for impairment in accordance with the policy in note 4 m ii Impairment. k.Decommissioning and site rehabilitation provision

The company records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

The obligation is attributable to development when the asset is installed or the environment is disturbed at the production location.  Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects the current market assessments of the time value of money. When the liability is initially recognised, the present value of the estimated cost is capitalised by increasing the carrying amount of the related mining assets to the extent that it was incurred prior to the production of related ore.

The periodic unwinding of the discount applied in establishing the net present value of provisions due to the passage of time is recognised in the consolidated statement of comprehensive income as a finance cost. Additional disturbances or changes in rehabilitation estimate attributable to development will be recognised as additions or charges to the corresponding assets and rehabilitation liability when they occur.

U.S. Silver Corporation
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited) (In thousands of US Dollars)

Where a closure and environmental obligation arises from production activities, the costs are expensed as incurred because there are no associated economic benefits.

m.  Impairment

i.    Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired.  A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

ii.   Non-financial assets

The carrying amounts of the company’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or the cash-generating unit (the mine operation) is the greater of its value in use and its fair value less costs to sell. In assessing recoverable amounts, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash- generating unit, or CGU”).

An impairment loss is recognised if the carrying amount of an asset or the CGU exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss.  Impairment losses recognised in respect of the CGU are allocated to reduce the carrying amount of long-lived assets in the unit on a pro rata basis.

Non-financial assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized into earnings immediately.

n.   Current and deferred income tax

The tax expense for the period comprises current and deferred tax.   Tax is recognised in the consolidated statement of comprehensive income, except to the extent that it relates to items recognised in other comprehensive income or directly in equity.  In this case the tax is also recognised in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.   It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.   However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit

U.S. Silver Corporation
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited) (In thousands of US Dollars)

nor loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.  The company recognises neither the deferred tax asset regarding the temporary difference on the rehabilitation liability, nor the corresponding deferred tax liability regarding the temporary difference on the rehabilitation asset.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

o.   Employee Benefits

i.  Defined benefit plans

The cost of defined benefit pension obligations and other retirement benefits is determined using the projected unit credit method. The difference between the present value of the post employment benefit obligation and the fair value of the plan assets (if any) is recognized as an asset or liability on the balance sheet. Any asset recognized is restricted, if appropriate, to the present value of any amounts the Company expects to recover by way of refunds from the plan or reductions in future contributions.

Actuarial gains (losses) arise from the difference between the actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period, or from changes in actuarial assumptions used to determine the accrued benefit obligation. Actuarial gains and losses arising in the year are recognized in full in the period in which they occur, in other comprehensive income and retained earnings without recycling to the statement of income in subsequent periods.

Current service cost, any past service cost, interest cost and the expected return on plan assets are recognized in the same line item in the statement of income as the related compensation cost.

The most significant assumptions used in accounting for post-employment benefits are the long term rate of return on plan assets, the discount rate and the mortality assumptions. The long term rate of return on plan assets is used to calculate interest income on pension assets, which is credited to the Company’s income statement. The discount rate is used to determine the net present value of future liabilities.   Each year, the unwinding of the discount on those liabilities is charged to the Company’s income statement as the interest cost. The mortality assumption is used to project the future stream of benefit payments, which is then discounted to arrive at a net present value of liabilities.

The values attributed to plan liabilities are assessed in accordance with the advice of independent qualified actuaries.

Past service costs arising from plan amendments are recognized immediately to the extent the benefits are vested, and otherwise are amortized straight-line over the average period until the benefits become vested.

ii.  Termination benefits

Termination benefits are recognised as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognised as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.     If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

U.S. Silver Corporation
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited) (In thousands of US Dollars)

iii.        Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

p.   Share-based payments

i.    Share-based payment transactions

Employees (including directors and senior executives) of the company receive a portion of their remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity- settled transactions”).

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the company, as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

ii.   Equity-settled transactions

The costs of equity-settled transactions with employees are measured by reference to the fair value at the date on which they are granted using the modified Black-Scholes option- pricing model.

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative expense is recognized for equity- settled   transactions   at   each   reporting   date   until   the   vesting   date   reflects   the company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in contributed surplus. No expense is recognized for awards that do not ultimately vest.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of outstanding options is reflected as additional dilution in the computation of earnings per share.

p.   Revenue recognition

Company policy requires all production to be sold under contract.  Revenue is only recognized on individual shipments when persuasive evidence exists that the following criteria are satisfied:

•   The significant risks and rewards of ownership of the product have been transferred to the buyer;
•   Neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold has been retained;
•   The amount of revenue can be measured reliably;
•   It is probable that the economic benefits associated with the sale will flow to the company;
•   The costs incurred or to be incurred in respect of the sale can be measured reliably.

U.S. Silver Corporation
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited) (In thousands of US Dollars)

Satisfaction of these conditions depends on the terms of trade with individual customers. Generally the risks and rewards are considered to have transferred to the customer when title and insurable risk of loss transfer.

Certain products are sold on a ‘provisional pricing’ basis where the sale price received by the group is subject to a final adjustment at the end of a period that may be up to 90 days after delivery to the customer. The final sale price is based on the market price on the quotational date in the contract of sale. Sales are initially recognised when the revenue recognition criteria have been satisfied, using market prices at that date.  At each reporting date the provisionally priced shipment is marked to market based on the forward selling price for the quotational point specified in the contract until that point is reached.  Revenue is only recognised on this basis where the forward selling price can be reliably measured. The marking to market of provisionally priced sales contracts is recorded as an adjustment to gross sales revenue.

Many of the company’s sales are subject to an adjustment based on inspection of the shipment by the customer. In such cases, revenue is recognised based on the group’s best estimate of the grade at the time of shipment, and any subsequent adjustments are recorded against revenue when advised. Historically, the differences between estimated and actual grade have not been significant.

q.   Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the net income (loss) for the period attributable to equity owners of U.S Silver by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments.  The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method.  U.S. Silver’s potentially dilutive common shares comprise stock options granted to employees, and warrants.

5.    Transition to IFRS

The effect of the company’s transition to IFRS is summarized in this note as follows:

a.   Transition elections
b.   Reconciliation of equity and comprehensive income as previously reported under Canadian GAAP to IFRS
c.   Adjustments to the statement of cash flows

a.   Transition elections

The company has applied the  following transition exceptions and exemptions to  full retrospective application of IFRS:

As described in note
5b.
Cumulative translation adjustment	i.
Business Combinations	ii.
Rehabilitation provisions	iii.
Post-employment benefits	iv.
Share based payments	v.
Exploration and evaluation assets capitalized before the feasibility study was completed	vi.
Disclosure of reclassification	vii.

b.   Reconciliation of consolidated statement of changes in equity reported under Canadian GAAP to IFRS:

U.S. Silver Corporation
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited) (In thousands of US Dollars)

Equity	Note 5b	Dec 31, 2010 $	Mar 31, 2010	Jan 1, 2010
Equity as reported under Canadian GAAP		64,122	53,602	53,050
Rehabilitation provision	iii	(868)	(811)	(792)
Rehabilitation cost	iii	(45)	(80)	(70)
Em ployee future benefits	iv	144	(92)	(249)
Pension adjustment OCI	iv	168	-	-
Explorations and evaluations	vi	(1,088)	(1,050)	(1,030)
Equity as reported under IFRS		62,433	51,569	50,909

Comprehensive income	Note 5b	Year ended Dec 31, 2010 $	Three months ended Mar 31, 2010 $
As reported under Canadian GAAP		2,653	498
Accretion of decomissioning and restoration provisions	iii	(64)	(29)
Employee future benefits	iv	393	158
Employee future benefits	iv	168	-
Stock-based compensation	v	368	25
Explorations and evaluations	vi	(57)	(20)
As reported under IFRS		3,461	632

Explanatory notes

i.
In accordance with IFRS 1 (first time adoption of IFRS) transitional provisions, the company has elected to reset the cumulative translation account, which includes gains and losses arising from the translation of foreign operations, to zero at the date of transition to IFRS.  The cumulative translation account has decreased and the deficit has been increased by $7,436.

ii.
In accordance with IFRS 1 transitional provisions, the company elected to apply IFRS relating to business combinations prospectively from January 1, 2010.  There were no adjustments arising from this election as all acquired assets and liabilities conformed to IFRS.

iii.
Similar to Canadian GAAP, when a decommissioning and site rehabilitation provision (environmental rehabilitation provisions) is established, the company is required to set up a corresponding asset and depreciate it over the remaining useful life of the asset.  Any changes in the rehabilitation provision are added to or subtracted from the cost of the asset to which the obligation relates.  In accordance with IFRS 1 transitional provisions, the company elected to take a simplified approach to calculate and record the asset related to the rehabilitation provision in the opening IFRS consolidated balance sheets.  The rehabilitation provision on the transition date calculated in accordance with IFRS is discounted back to the date when the provision first arose, at which date the corresponding asset is set up.  This asset is then depreciated to its carrying amount at the transition date.

U.S. Silver Corporation
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited) (In thousands of US Dollars)

The rehabilitation provision calculated at the transition date has increased the carrying amount of the previous asset retirement obligation recognized under Canadian GAAP by $792 and the deficit has been reduced.   The corresponding asset has also increased but by $70 net of depreciation and the deficit has been charged.

Over time the provision is impacted by the unwinding of the discount rate used to determine its carrying value.  This unwinding amount is referred to as accretion and is recognized in the statement of income as a finance cost.   Likewise the rehabilitation cost is amortized.

iv.
Under Canadian GAAP, past service costs arising from plan amendments were deferred and amortized on a straight-line basis over the lesser of the average remaining service period of employees active at the date of amendment and the date that mine operations were assumed to cease. IFRS requires all vested past service costs to be immediately recognized into earnings.

An adjustment of $249 was recorded to expense all vested past service costs into retained earnings on transition. In addition, on transition to IFRS, the company has elected that actuarial gains (losses) be recognized in full in the period in which they occur in other comprehensive income and retained earnings without recycling to the statement of income in subsequent periods.

An adjustment of $168 was recorded to other comprehensive income on transition.

v.
In accordance with IFRS 1 transitional provisions, the Company elected to apply IFRS relating to share- based payments retrospectively to outstanding stock options that had not vested prior to January 1, 2010. There was a $9 adjustment arising from this election.

Subsequent to the transition date, decreases in the amortization of the fair value of vested stock options were required under IFRS in the amounts of $25 at March 31, 2010 and $368 at December 31, 2010.

vi.
Exploration costs, incurred before a company has obtained the legal rights to explore a specific area and before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable, are expensed in the year that they are incurred. Management has determined that under IFRS the Group’s accounting policy for exploration and evaluation assets is that exploration expenditures should be expensed and only capitalized to Mineral Properties after the completion of a feasibility study.

On transition to IFRS $1,030 of capitalized exploration costs existed at January 1, 2010 and these costs were capitalized before the feasibility studies were completed and have been derecognized and expensed in Accumulated Deficit.

vii.
The Statement of Comprehensive Income for the year ended December 31, 2010 prepared under Canadian GAAP included a change of $1,011 to other comprehensive income in respect of an unrealized loss on available-for-sale equity securities. Under IFRS, this amount will be recorded in net income for the period. A corresponding reclassification of $1,011 from accumulated other comprehensive income to deficit has also been made within Equity as at December 31, 2010, on adoption of IFRS.

The Statement of Comprehensive Income for the year ended December 31, 2009 prepared under Canadian GAAP included a change of $1,466 to other comprehensive income in respect of an unrealized loss on available-for-sale equity securities. Under IFRS, this amount will be recorded in net income for the period. A corresponding reclassification of $1,466 from accumulated other comprehensive income to deficit has also been made within Equity as at January 1, 2010, on transition to IFRS.

c.         Adjustments to the statement of cash flows

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the company except that, under IFRS, cash flows relating to interest are classified in a consistent manner as operating, investing or financing each period. Under Canadian GAAP, cash flows relating to interest payments were classified as operating.

U.S. Silver Corporation
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited) (In thousands of US Dollars)

6. INVENTORY

	Mar 31,	De c 31,	Jan 1,
	2011	2010	2010
	$	$	$

Concentrate	6,461	3,775	4,072
Materials and supplies	1,956	2,011	1,916
	8,417	5,786	5,988

7. PROPERTY, PLANT AND EQUIPMENT

	Mining properties	Mining equipment	Building	Total
	$	$	$	$

At January 1, 2010
Cost	45,350	10,318	512	56,180
Accumulated depreciation	(9,697)	(3,870)	(257)	(13,824)
Net book value	35,653	6,448	255	42,356

Year ended December 31, 2010
Opening net book value	35,653	6,448	255	42,356
Additions	8,156	1,020	42	9,218
Depreciation for the period	(3,866)	(1,088)	68	(4,886)
Closing net book value	39,943	6,380	365	46,687

At January 1, 2011
Cost	53,506	11,338	554	65,398
Accumulated depreciation	(13,563)	(4,959)	(189)	(18,711)
	39,943	6,379	365	46,687

Period ended March 31, 2011
Opening net book value	39,943	6,379	365	46,687
Additions	2,350	588	43	2,981
Disposals
Depreciation for the period	(1,551)	(373)	(40)	(1,964)
Closing net book value	40,742	6,594	368	47,704

At March 31, 2011
Cost	55,856	11,926	597	68,379
Accumulated depreciation	(15,114)	(5,332)	(229)	(20,674)
	40,742	6,594	368	47,704

U.S. Silver Corporation
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited) (In thousands of US Dollars)

8. SHARE CAPITAL
	Number of shares
	(000s	)	$
Opening balance at January 1, 2010	286,643		70,598
Issued on exercise of stock options and warrants	5,182		1,634
Balance at March 31, 2010	291,825		72,232
Opening balance at January 1, 2010	250,626		63,730
Balance at March 31, 2010	250,626		63,730

Stock options

The Company uses the fair value method of accounting for all stock-based payments to employees, directors and officers.  Under this method, the company recorded a stock compensation expense of $61 for the quarter ended March 31, 2011 (March 31, 2010 - $28) with a corresponding credit to contributed surplus.  The fair value of the stock options granted at the date of the grant using the modified Black-Scholes pricing model assumes risk-free interest rates of 2.6% (2010 – 2.59%), no dividend yield, expected life of 1 year (2010 – 2 years) with an expected price volatility of  63.3% (2010 -  47.7%). Volatility is determined using daily volatility over the expected life of the options. A forfeiture rate of 5.52% is applied (2010 – 3.23%) and at March 31,

2011, there was $158 of unamortized stock compensation expense (March 31, 2010 - $84). During the quarter, options to acquire 2,824,254 (March 31, 2010 - 0) common shares were exercised for total proceeds of $661 (March 31, 2010 - $0). Upon exercise of these options, the fair value of the options in contributed surplus of $49 (March 31, 2010 - $0) was added to share capital.

		Weighted Average
	Number	Exercise Price

Balance, January 1, 2010	17,629,475	CA$ 0.34
Granted	7,468,750	0.22
Exercised	(3,862,488)	0.22
Cancelled	(1,261,666)	0.42
Forfeited	(720,002)	0.17
Balance, December 31, 2010	19,254,069	CA$ 0.32
Granted	- - -	nil
Exercised	(2,824,254)	0.24
Cancelled	- - -	nil
Forfeited	(66,668)	0.18
Balance, March 31, 2011	16,363,147	CA$ 0.33

U.S. Silver Corporation
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited) (In thousands of US Dollars)

Summary of Options Outstanding as of March 31, 2011

			Outstanding		Exercisable
Exercise Price CA$	Options Outstanding	Expiry Date	Weighted Average Remaining Life (Years)	Weighted Average Price CA$	Options Exercisable	Weighted Average Price CA$
$ 0.10	1,090,000	Nov. 2013	2.6	0.10	1,090,000	$ 0.10
0.13	1,925,010	Oct. 2014	3.5	0.13	174,997	0.13
0.13	1,200,000	July 2014	3.3	0.13	1,200,000	0.13
0.14	400,000	Mar. 2014	3.0	0.14	400,000	0.14
0.15	1,500,000	Feb. 2014	2.9	0.15	1,000,000	0.15
0.18	200,000	Dec. 2014	3.7	0.18	200,000	0.18
0.225	5,339,178	June 2015	4.2	0.225	1,193,328	0.225
0.235	33,334	Aug. 2015	4.4	0.235	--	0.235
0.40	1,485,625	Dec. 2011	0.7	0.40	1,485,625	0.40
0.40	250,000	Jul. 2013	2.3	0.40	250,000	0.40
0.73	660,000	Aug. 2012	1.4	0.73	660,000	0.73
0.75	300,000	Mar. 2012	0.9	0.75	300,000	0.75
0.79	200,000	Mar. 2013	1.9	0.79	200,000	0.79
0.81	780,000	Nov. 2012	1.6	0.81	780,000	0.81
1.19	1,000,000	May 2012	1.1	1.19	1,000,000	1.19
	16,363,147				9,933,950

Warrants

The warrants that are issued and outstanding as at March 31, 2011 are as follows:

Number of Warrants	Exercise Price (CA$)	Warrant Type	Issuance Date	Expiry Date	Fair Value
13,528,250	0.155	Investors	July 2009	July 16,2014	$374,173
707,710	0.160	Broker Unit (1)	July 2009	July 16,2011	17,326
353,886	0.155	Broker (1)	July 2009	July 16,2014	15,035
11,048,500	0.350	Investor (2)	Sept. 2010	Sept. 29, 2012	1,248,479
1,593,900	0.260	Broker (2)	Sept. 2010	Sept. 29, 2012	263,471
27,232,246					$1,918,484

(1)
Each two Broker Units, if and when exercised by the Unit holder, allow the holder to purchase two common shares at CA$0.16 per share and also entitles the Unit holder to one new Broker Warrant exercisable for one common share at CA$0.155 until July 16, 2014.

(2)	Subsequent to June 29, 2011, the Corporation has the right upon 30 days’ notice, should the common shares close at or above $0.45 for 20 consecutive trading days, to call these warrants.

9.  RELATED PARTIES

There are no related party transactions to report for the quarter.

Key management personnel

Compensation of key management personnel for the first quarter ended March 31, 2011 was $264 (2010 - $230). Compensation costs include salaries and other post-retirement benefits.

The Company has identified its directors and senior officers as key management personnel.

U.S. Silver Corporation
Notes to Consolidated Interim Financial Statements
For the three months ended March 31, 2011 and 2010
(Unaudited) (In thousands of US Dollars)

10. INCOME TAX

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year.  The estimated average annual rate used for the year ended December 31, 2010 was 31% and the three months ended March 31, 2011 was 28%.

11. ECONOMIC DEPENDENCE

The Company`s two customers are Xstrata and Teck Cominco accounting for 100% of sales of $19,085 (March 31, 2010 - $15,019) during the current period and 98% of the trade receivables balance at March 31,
2011.